FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Leading Global Maker of Consumer and High Fidelity Audio Products, Sennheiser, Selects Magic for Central Integration Platform

PRESS RELEASE

Leading Global Maker of Consumer and High Fidelity Audio Products, Sennheiser, Selects Magic for Central Integration Platform

Sennheiser automates business processes across Sugar CRM and Oracle JD Edwards; the first of many integration projects planned with award-winning Magic xpi Integration Platform

Or Yehuda, Israel, April 30, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Sennheiser electronic GmbH & Co. KG, one of the world’s leading manufacturers of microphones, headphones and wireless transmission systems, has chosen to implement Magic xpi Integration Platform as a central platform for multiple integration projects.

Sennheiser sought an integration platform that would not only serve its immediate need to integrate its new Sugar CRM application with its Oracle JD Edwards EnterpriseOne ERP, but one that would enable it to integrate its entire software landscape. In addition to the Sugar and JD Edwards integration, Sennheiser is already planning to use Magic to integrate other IT systems including, IBM Enterprise Content Management, CIM Database, Lotus Notes, and MicroStrategy.

“We were impressed with Magic’s Oracle Platinum-level partnership along with its extensive JD Edwards integration experience and reference base. Their certified and optimized adapters for JD Edwards EnterpriseOne and Sugar make bidirectional integration quick, easy and reliable,” said Klaus Höling, Director IT and Group CIO at Sennheiser. “In addition, by enabling the loose coupling many diverse applications, databases and technologies, Magic xpi provides a centralized integration solution that is easy and cost-effective to maintain, ensures enterprise-grade security, and offers a high return on investment.”

“Enterprises are increasingly looking towards application integration as a way to increase efficiencies, boost productivity and enhance innovation. Sennheiser is an example of a new breed of forward-thinking companies that are now making their integration platform a strategic choice,” said Stephan Romeder, Managing Director of Magic Software Germany. “Magic’s award-winning integration platform gives enterprises the connectivity, flexibility and speed they need to securely integrate diverse systems. Its unique out-of-the-box in-memory computing (IMC) architecture further enables Magic customers to benefit from high availability, cost-effective elastic scalability, and 24 × 7 business continuity.”

Sennheiser and Magic will both be speaking at the 2014 SugarCon Conference in San Francisco during April 28 – May 1. Attendees are invited to stop by the Magic booth (stand 9) to see product demonstrations and discuss their integration needs with Magic experts.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

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About Sennheiser electronic GmbH & Co. KG

The Sennheiser Group, with its headquarters in Wedemark near Hanover, Germany, is one of the world’s leading manufacturers of microphones, headphones and wireless transmission systems. The family-owned company, which was established in 1945, recorded sales of around €531 million in 2011. Sennheiser employs more than 2,100 people worldwide, and has manufacturing plants in Germany, Ireland and the USA. The company is represented worldwide by subsidiaries in France, Great Britain, Belgium, the Netherlands, Switzerland, Germany, Denmark (Nordic), Russia, Hong Kong, India, Singapore, Japan, China, Canada, Mexico and the USA, as well as by long-term trading partners in many other countries. Also part of the Sennheiser Group are Georg Neumann GmbH, Berlin (studio microphones and monitor loudspeakers), and the joint venture Sennheiser Communications A/S (headsets for PCs, offices and call centres). For more information on Sennheiser, please visit their website.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Leading Global Maker of Consumer and High Fidelity Audio Products, Sennheiser, Selects Magic for Central Integration Platform

Exhibit 10.1